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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 NuMED SURGICAL,INC.
                                 --------------------
                                   (Name of Issuer)

                       Common Stock, Par Value $.001 per Share
                        --------------------------------------
                            (Title of Class of Securities)

                                      67052V107
                                    (CUSIP Number)

                Michael Diroff, Numed Surgical, Inc. 6505 Rockside Rd.
                          Suite 425, Independence, OH 44131
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                                    July 21, 1995
                                    --------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5 Pages
                     There is no exhibits filed with this Report


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                            SCHEDULE 13D - AMENDMENT NO. 1
-----------------------                                 -----------------------
 CUSIP No. 67052V107                                       PAGE 2 OF 5 PAGES
-----------------------                                 -----------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael J. Diroff (S.S ###-##-####)
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  / /
                                                                       (b)  / /

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 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Ohio
--------------------------------------------------------------------------------
NUMBER OF     7    SOLE VOTING POWER

SHARES             487,000
             ------------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER

OWNED BY           NONE
             ------------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER

REPORTING          487,000
             ------------------------------------------------------------------
PERSON        10   SHARED DISPOSITIVE POWER

WITH               None
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    487,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


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-----------------------                                 -----------------------
 CUSIP No. 67052V107                                       PAGE 3 OF 5 PAGES
-----------------------                                 -----------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.001 per share ("Common Stock"), of NuMED Surgical, Inc., a Nevada corporation ("NuMED"). NuMED' principal executive offices are located at 6505 Rockside Road, Suite 425, Independence, OH 44131.

ITEM 2.  IDENTITY AND BACKGROUND.

         This report is filed on behalf of Michael J. Diroff ("Diroff"). Mr Diroff's business address is 6505 Rockside Road, Suite 425, Independence, OH 44131. Mr. Diroff's current principal occupation is as the President of the issuer, NuMED Surgical, Inc. Mr. Diroff is a citizen of the United States and is a resident of the state of Ohio.

         Diroff has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii)been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Diroff is the sole beneficial owner of 487,000 shares of Common Stock for which he paid an aggregate of approximately $41,880. The source and consideration used for such purchases was personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Diroff has acquired his interest in NuMED as an investment and acquired his shares with a view toward making a profit.


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 CUSIP NO. 67052V107                                       PAGE 4 OF 5 PAGES
-----------------------                                 -----------------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)  AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES:

              Mr. Diroff is the beneficial owner of 487,000 shares of Common Stock, representing approximately 5.5% of the class based upon the number reported as outstanding (excluding Treasury Shares) during the quarter ended December 31,1996.

         (b)  POWER TO VOTE AND DISPOSE:

              Mr. Diroff has sole power to vote and dispose of 487,000 shares of Common Stock. Mr. Diroff shares no voting or disposition power.

         (c)  TRANSACTIONS WITHIN THE PAST 60 DAYS:

              None

         (d)  CERTAIN RIGHTS OF OTHER PERSONS:

              Not applicable.

         (e)  DATE CEASED TO BE 5% OWNER:

              Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None


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-----------------------                                 -----------------------
CUSIP NO. 67052V107                                        PAGE 5 OF 5 PAGES
-----------------------                                 -----------------------
SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    March 12, 1997           Signature: /s/ MICHAEL J. DIROFF
                                             ---------------------
                                  Name:               Michael J. Diroff